2004 — 2

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing January 13, 2004 through February 10, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

Collaboration Between Philips and Unilever Leads to the Launch of ‘Perfective’
Philips Steps up Rollable-Display Development
Philips and IBM Join Forces in the RFID and Smart Card Market Place
Philips and Neusoft to Form Medical Systems Joint Venture in China
Report on the Performance of the Philips Group

This report comprises a copy of the press releases entitled:

•	“Collaboration Between Philips and Unilever Leads to the Launch of ‘Perfective’ ”, dated January 20, 2004;

•	“Philips Steps up Rollable-Display Development”, dated January 26, 2004;

•	“Philips and IBM Join Forces in the RFID and Smart Card Market Place”, dated January 26, 2004;

•	“Philips and Neusoft to Form Medical Systems Joint Venture in China”, dated February 9, 2004;

•	“Report on the Performance of the Philips Group”, dated February 10, 2004;

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of February 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee G.J. Kleisterlee (President, Chairman of the Board of Management)

/s/ J.H.M. Hommen J.H.M. Hommen (Vice-Chairman of the Board of Management and Chief Financial Officer)

Collaboration Between Philips and Unilever Leads to the Launch of ‘Perfective’

Amsterdam, 20 January 2004 – Having worked together intensively on market research, R&D and marketing, Philips and Unilever are launching a joint product on the Dutch market in April 2004: Perfective. This product represents the integration of a Philips Perfective electric iron and a specially developed Robijn cartridge containing an anti-crease agent. Ironing with Perfective yields the smoothest end result in a single movement. Philips and Unilever are thus meeting consumer demand for greater ironing convenience.

The modern consumer is devoting increasing attention to garment care. Clothing is an important way of showing who you are. Neatly ironed clothes are part of this – ironing is putting the final touches to your clothes before you put them away them or wear them. And ironing not only means removing creases, but also bestowing care and attention on your clothing. Market research has shown that the consumer wants a perfect end result without having to spend too much time on this. That is why Philips and Unilever got together two years ago to develop jointly a new product that matches current consumer trends towards quality, convenience and speed. This collaboration combines the strengths of two market leaders by linking Philips’s technological expertise with Unilever’s thoroughgoing knowledge of the care of fabrics.

Perfective: professional result in one movement

Perfective is an innovative ironing concept that consists of hardware — the Philips electric iron — and software — the Robijn cartridge. The cartridge, which is placed in the Philips Perfective by the consumer, contains a specially developed anti-crease agent. By pressing the electronic spray button, you release a fine spray of anti-crease liquid over the item of clothing that is being ironed. The underside of the iron then activates this liquid, ensuring a smooth result. Research by TNO shows that fabrics ironed with Perfective are appreciably smoother than those ironed with the present generation of electric irons.

Surveys of consumers in several Western European countries have also demonstrated that there is a real need for the Perfective concept. Consumers are very enthusiastic about the results obtained with Perfective and show a high level of willingness to buy. The combination of a Philips electric iron and a Robijn cartridge also captures people’s imagination.

Perfective will be available in shops in the Netherlands from April 2004. The recommended retail price of Perfective is € 99. The cartridges of anti-crease agent will be sold in the supermarket. To mark the introduction of Perfective, a special starter pack will go on sale that contains two Robijn cartridges of anti-crease agent together with the Philips Perfective. The product launch will be supported by an advertising campaign on TV and in the print media and by demonstrations in shops. For the time being, Perfective will only be introduced in the Netherlands.

The partners in Perfective

Philips has many years of experience of strategic alliances. A well-known example is, of course, Senseo, the coffee maker launched together with Douwe Egberts of the firm Sara Lee. In the Netherlands Philips is the market leader in traditional electric irons and is worldwide the number 1 brand in this product.

Unilever, the British-Dutch multinational, has been serving the consumer market for food, household and personal care products for more than 70 years now. Its international, regional and local brands are sold in approximately 150 countries. Some of its familiar brands in household & personal care products are Axe, Cif, Comfort, Dove, Glorix, Omo, Rexona, Robijn and Sunil. Unilever is Europe’s market leader in garment care, with leading brands such as Comfort and Robijn.

About Unilever

In 2002 Unilever posted total sales of € 48.8 billion with 247,000 employees and with facilities in approximately 100 countries. It invested € 1,166 million in research and development (roughly 2.4% of its sales). For more information about Unilever: www.unilever.nl.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

For further information:
René Westbroek
Philips Netherlands Media Relations
Tel.:+31 402787833

Unilever Press office
Tel.:+31 102174844

January 26, 2004

Philips Steps up Rollable-Display Development

Based on years of groundbreaking work on polymer electronics, Philips is capable of producing prototypes of ultra-thin, large-area, rollable displays on a routine basis and intends to rapidly move towards an industrially feasible production process. The displays combine active-matrix polymer driving electronics with a reflective ‘electronic ink’ front plane on an extremely thin sheet of plastic. Philips publishes the current status of its technology in the 1 February issue of the scientific magazine Nature Materials.

Lightweight, large-area displays that are unbreakable and can be rolled up into a small-sized housing when not actively used, are particularly attractive for mobile applications. Ultimately, large-area displays could become feasible, which are so flexible that they can be integrated into everyday objects like a pen. The availability of such displays would greatly stimulate the advance of electronic books, newspapers and magazines, and also new services offered by (third generation) mobile network operators. These applications currently depend on fragile, heavy and bulky laptops or small, low-resolution displays of mobile phones, which both have clear drawbacks.

Philips not only wants to prove the feasibility of such displays, but also has the ambition to rapidly move towards the development of an industrially feasible process for volume production. Within the Philips Technology Incubator an internal venture has been formed with this aim. The venture is called Polymer Vision (http://www.polymervision.com).

Polymer Vision builds on years of groundbreaking research in the field of organic electronics within Philips Research, which earlier led to world-first demonstrations of organics-based, functional RFID circuits and active-matrix displays. One key competence of Polymer Vision is the robust fabrication of large arrays of polymer based thin-film transistors (TFTs) with largely identical electrical characteristics. This is combined with the capability to model and design circuitry that exploits the characteristics of organic electronics to the fullest.

Using these strengths, Polymer Vision has been able to make organics-based QVGA (320x240 pixels) active matrix displays with a diagonal of 5 inch, a resolution of 85 dpi and a bending radius of 2 cm. The displays combine a 25 micron thick active-matrix back plane, containing the polymer electronics-based pixel driving, with a 200 micron front plane of reflective ‘electronic ink’ developed by E Ink Corporation. Electronic ink-based displays are thin and flexible by construction because they do not require cell gap control. Moreover, displays made with electronic ink technology are ideal candidates for reading-intensive applications because of their excellent, paper-like readability and extremely low power consumption.

The resulting display represents the thinnest, and most flexible, active-matrix display reported to date. Moreover with close to 80,000 TFTs it is the largest organic electronics-based display yet, with the smallest pixel pitch reported to date. A picture of the display is included below.

Along with the displays, well-functioning shift registers, an important building block of display drivers, are published in the February 1 issue of Nature Materials. These shift registers are the largest functional circuits based on organic electronics reported to date. And, more importantly, they can be fabricated using the same process as used for the back plane TFTs, representing an important step towards the option to realize the complete display drivers on the same substrate as the display. This leads to more robust and reliable displays with smaller footprints and less external connections.

Polymer Vision manufactures active-matrix back planes and shift registers using standard production equipment used in the established AMLCD industry. This allows the use of a mature knowledge base to quickly move up the learning curve towards a fully industrialized process. Currently Polymer Vision has the capability of producing over 5,000 fully functional rollable display samples per year, and it is in the process of defining a pilot production line.

To further speed up the industrialization Polymer Vision seeks cooperation with technology partners and lead customers

World’s thinnest flexible active-matrix display using Philips’ ultra-thin back plane with organics-based thin film transistors, combined with E Ink’s electronic ink front plane.

High-resolution pictures can be downloaded from: http://www.extra.research.philips.com/pressmedia/pictures/displays_rolldisp.html

For more information: http://www.extra.research.philips.com/pressmedia/pictures/displays_rolldisp.html.

•	Polymer Vision: www.polymervision.com

•	Nature Materials article: http://dx.doi.org/10.1038/nmat1061

Videos on Rollable display:

•	Long Version (2.26 min.)

•	Short version (1.25 min.)

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

For further information:
Koen Joosse
Philips Research
Tel.:+31 402743703
Email: koen.joosse@philips.com

Philips and IBM Join Forces in the RFID and Smart Card Market Place

Amsterdam, The Netherlands, January 26, 2004 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) and IBM today announced a major initiative to jointly develop customer systems for radio frequency identification (RFID) and smart card applications. Working together, Philips and IBM will combine their industry expertise to address the growing need for advanced high-security smart cards and RFID technology in day-to-day business processes, operations and consumer lifestyles.

The key end-application areas that the companies plan to address are RFID solutions for supply chain management, retail and asset management, as well as smart card solutions for finance, e-government, transportation and event ticketing. Within the scope of the joint cooperation, IBM Global Services will also build an RFID system for Philips Semiconductors division manufacturing and distribution facilities in Taiwan and Hong Kong.

“Our relationship with IBM will mean stronger time-to-market, improved customer confidence levels and the opportunity to leverage each others’ brands and expertise,” said Scott McGregor, president and chief executive officer, Philips Semiconductors. “It is Philips’ mission to continue bringing greater benefits to both companies and today’s ‘Connected Consumers’ – enabling them better access to information, entertainment and services. To this end, the RFID system in East Asia being built by IBM is a good illustration of Philips adopting the very technology it is driving into the marketplace.”

“Philips is the worldwide leader in high security smart card controller ICs and RFID chip solutions. IBM is committed to this market place and we are confident that the deployment of our joint solutions will reduce operational costs, increasing profitability and providing a competitive advantage for our customers,” said Terry Hopkins, vice president, wireless e-business, IBM Global Services. “We are committed in helping companies boost levels of advanced product tracking and inventory control, as well as developing an end-to-end assessment of the specific costs and benefits in adopting RFID and smart card technology within their business processes.”

The first joint project between the two companies is the development and implementation of an RFID solution within Philips’ Semiconductors division to improve the business processes within the manufacturing and distribution supply chain, inventory management and control as well as to enhance customer satisfaction. In a first step, wafer cases and carton packages will be tagged at Philips Semiconductors Kao Hsiung manufacturing site in Taiwan and the division’s distribution centre in Hong Kong. The project started in November and will be fully live during the course of 2004.

The supply chain management, retail and logistics markets are constantly looking for ways to enhance the profitability of their operations, reduce costs through higher degrees of automation and improve response times in inventory management. These customers today recognize that the RFID marketplace is made up of small players, and therefore are seeking out committed blue chip organizations that have a reputation for delivering reliable and tested solutions.

As Philips extends its RFID business from early adopters to the mass market, its business is rapidly moving towards large-scale projects that require global reach, an expertise in project management and system solutions. By teaming up with IBM, Philips will move beyond delivering its expertise and RFID chip offering, and move towards integrated end-to-end solutions for major retailers, consumer goods manufacturers and couriers.

Both companies bring unique perspectives and technology strengths to the alliance for the benefit of both smart card and RFID market places. Philips provides industry leading high-security contact and contactless chip technology for smart cards, using the most advanced manufacturing processes. As the global leader in chip solutions for the RFID industry, Philips is focused on delivering cost-effective products meeting global standard specifications, such as electronic product code (EPC).

Through IBM Global Service’s offerings, which comprise consulting, project management, and implementation services as well as specialized software, companies will now have a phased and easy to integrate approach to smart card and RFID implementation. By leveraging IBM’s market leadership with Philips technology strengths, both companies will gain greater scope, interaction and feedback from current and potential end customers.

About IBM

IBM’s RFID consulting and implementation practices are part of IBM Global Services, the world’s largest information technology services provider. With professionals serving customers in 160 countries IBM Global Services annual revenue was more than $42 billion in 2003, or nearly 48 percent of IBM’s total annual revenue. IBM Global Services offers a broad range of capabilities — consulting, IT services, hardware, software, research and financing — to help companies of all sizes realize the full value of information technology. For more information, visit: www.ibm.com/services.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

For further information:
Marijke Sas
Communications manager
Philips Semiconductors
Tel.:+31 40 272 2091
Email: marijke.sas@philips.com

Marijke. Sas
Philips Semiconductors (Europe)
Tel.:+31 40 272 2091
Email: marijke.sas@philips.com

Robyn Kao
Philips Semiconductors (Asia Pacific)
Tel.:+886 2 2382 4025
Email:robyn.kao@philips.com

Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email: sajin.varghese@philips.com

Evelien Vredeveld
IBM (Europe)
Tel.:+31-20-513-5736
Email: evelien_vredeveld@nl.ibm.com

Jan Walbridge
IBM (USA)
Tel.:+1 914-766-4647
Email: walbridge@us.ibm.com

Naeema Ismail
IBM (Asia Pacific)
Tel.:+65-6418-2170
Email: naeemai@ibm.com

Philips and Neusoft to Form Medical Systems Joint Venture in China

MOU to Establish a Manufacturing and R&D Joint Venture to Target Chinese and International Markets for Medical Systems

Shenyang, China/Amsterdam, The Netherlands, February 9, 2004 – Neusoft Group Ltd. (“Neusoft”) of China and Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) of the Netherlands today announced the signing of a memorandum of understanding to set up a manufacturing and R&D joint venture for medical systems. The joint venture, to be called Philips–Neusoft Medical Systems Co. Ltd., will focus on developing and manufacturing medical imaging systems for the Chinese and international markets. The joint venture expects to expand its revenue by approximately 30 percent annually over the next five years. Financial details of this transaction will not be disclosed.

Philips–Neusoft Medical Systems Co. Ltd. will be headquartered in Shenyang, in northeastern China, with Philips holding 51 percent and Neusoft Digital Medical Company – a subsidiary of Neusoft Group Ltd. – 49 percent of the share capital. Philips will have four seats and Neusoft three seats on the joint venture’s board of management, with Neusoft appointing the chairman of the board.

Once approval for the joint venture is granted by the Chinese government, Philips–Neusoft Medical Systems Co. Ltd. will begin developing and manufacturing computed tomography (CT) and x-ray equipment. This will be followed by ultrasound and magnetic resonance imaging (MRI) equipment, as well as picture archiving and communication systems (PACS) – products that are used to store radiology images. Both parties will retain their own brands, sales forces and service networks. The R&D and manufacturing joint venture represents a breakthrough for Philips’ medical activities in China, since it is Philips’ first investment in the country through which R&D and manufacturing of a broad portfolio of medical equipment can be carried out.

“Through this joint venture, we not only can quickly expand our presence in the large Chinese medical systems market,” explained Jan Hommen, Vice Chairman and CFO of Philips, “but by teaming up with Neusoft, Philips can extend its portfolio to include more economy to mid-range products and benefit from Neusoft’s extensive ties to the Chinese research and hospital community.”

In commenting on this announcement Dr. Liu, Chairman and CEO of Neusoft Group Ltd., said: “Neusoft has an established track record in medical R&D in China, so we feel this joint venture is a good strategic fit for us. Both companies bring with them an understanding of different aspects of the medical systems business. So by working together, we can build on each other’s expertise to serve the Chinese and international markets.”

Both Philips and Neusoft recognize the potential for growing their medical business in China. The Chinese medical market, currently valued at USD 1.2 billion, is the world’s third largest, and is growing at approximately 10 percent per year. Furthermore, it is expected to overtake Japan in the next six to eight years, fueled in part by a strong demand for economy- to mid-range products. This segment of the market is growing in China at approximately 15 percent per year. The joint venture will also target international markets, such as developing markets in Asia, South America and Eastern Europe, where there is high demand for economy- to mid-range products.

About Neusoft Group Ltd.

Neusoft is one of the leading software and solution companies in China, it originated from Northeastern University in 1991. It owns the first listed software company in China, Neusoft Co., Ltd. Neusoft focuses on developing three main businesses, namely software and services (E-Solution), education and training (E&T Solution), and digital medical products (E-Hospital Solution). With 5800 employees and total assets of RMB3.8 billion, it has 7 research centers, 3 training centers as well as sales and services office in 40 cities nationwide. Neusoft had sales in 2002 of RMB2.06 billion. For more information, please visit at www.http://www.neusoft.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Heidi Wilson
Philips Medical Systems
Tel.:+1 978 659 7302
Email: heidi.wilson@philips.com

Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email: jayson.otke@philips.com

Denise Sun
Corporate Communications
Tel.:+86-21-63541088-5636
Email: denise.cs.sun@philips.com

Hou Ning
Neusoft Branding & Culture Center
Tel.:+86-24-8366-5661
Email: houn@neusoft.com

Yang Jiping
Neusoft Branding & Culture Center
Tel.:+86-24-8366-5662
Email: yangjp@neusoft.com

Richard Zhao
Philips Medical Systems
Tel.:+86-10-65172288-3225
Email: richard.y.shao@philips.com

February 10, 2004

Report on the Performance of the Philips Group

Philips reports full year net income of EUR 695 million. Fourth quarter net income of EUR 598 million – all amounts in millions of euros unless otherwise stated – the data included in this report are unaudited – financial reporting according to US GAAP

•	Nominal sales growth of 1% in Q4 — comparable sales up 10% driven by Semiconductors, Consumer Electronics and Medical Systems

•	Semiconductors profitable in Q4: income from operations EUR 166 million

•	Unconsolidated companies contributed EUR 183 million to net income in Q4

•	Cost reduction programs surpassed target of EUR 1 billion savings

•	Strong cash flow from operations of EUR 1,673 million in Q4

•	Net debt : group equity ratio 18 : 82

The fourth quarter 2003

Philips recorded a net income of EUR 598 million (a profit of EUR 0.46 per share) versus a loss of EUR 1,530 million (a loss of EUR 1.20 per share) in the same period last year.

Nominal sales increased by 1% over the same period last year, being impacted by the weakening of the US dollar and related currencies (8%) and various divestments that were carried out in 2002 (1%). Comparable sales increased by 10%, predominantly driven by stronger sales at Semiconductors, Consumer Electronics and Medical Systems.

Income from operations was a profit of EUR 608 million, an improvement compared to Q4 2002 of EUR 561 million, despite higher pension cost of EUR 66 million. Focus on cost control and operational efficiencies, coupled with increased sales and the benefits of earlier restructuring programs, resulted in improved profit margins in almost all divisions. Income from operations included a non-cash impairment charge of EUR 139 million relating to the MedQuist business at Medical Systems.

Over the last two years overhead cost reductions achieved savings of EUR 425 million to date and Medical Systems delivered savings of EUR 342 million. Including savings in R&D and other projects, the overall cost reduction program surpassed the target of EUR 1 billion savings by the end of 2003.

Cash flow from operating activities in Q4 was an inflow of EUR 1,673 million. Inventories as a percentage of sales were 11.0% compared to 11.1% last year, and were at another record low for the fourth quarter. During the quarter, the net debt position decreased by EUR 2.4 billion to EUR 2.8 billion, due to a strong cash flow from operations and the sale of securities.

Click the link below to follow the press conference. The webcast will be live at 09:15 [CET], February 10 2004 and available as a recording from 11:00, February 10, 2004 onwards.

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

For further information:
Gerd Götz
Head of Media Relations
Royal Philips Electronics
Tel.:+31205977213
Email: gerd.goetz@philips.com